

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

January 11, 2016

Via E-mail
Isabela Perez Nivela
Director
Coca-Cola European Partners Limited
c/o Jordans Limited
20-22 Bedford Row,
London, WC1R 4JS

> Re: **Coca-Cola European Partners Limited**
> **Registration Statement on Form F-4**
> **Filed December 15, 2015**
> **File No. 333-208556**

Dear Ms. Perez Nivela:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Unaudited Financial Projections…, page 75

1.   We note the statements on page 76 restricting reliance on the financial projections by investors, including the statement that the financial projections should not be relied upon, should not be regarded as a representation and that no entity warrants or has warranted their accuracy or reliability. While it may be acceptable to include qualifying language explaining the assumptions and estimates that form the basis for projections, and subsequent changes to such assumptions, it is inappropriate to tell shareholders not to rely on the disclosure. Please revise.

The Master Agreement
Net Financial Position, page 103

2.   The disclosure on page 103 appears to indicate that the purchase prices for Black and Olive could change from that reflected in the pro forma financial information included on pages 168 through 184 of the filing as a result of changes in the working capital of Black and Olive. Please revise the notes to the pro forma financial information to describe how the purchases prices for Black and Olive could be subject to change as a result of these working capital provisions of the Master Agreement. Refer to the guidance outlined in Rule 11-02(b)(8) of Regulation S-X.

Selected Historical Consolidated Financial Information of CCE, page 126

3.   If the financial information for the nine month periods ended October 3, 2015 and September 26, 2014 presented for CCE are unaudited, please label them accordingly. Also label the information as unaudited for Olive and Black on pages 128 and 129, as applicable.

Unaudited Pro Forma Condensed Combined Financial Information of Orange, page 163

4.   You disclose on page 163 that upon completing the transaction, the basis of accounting for Orange will be IFRS as adopted by the European Union. However, on page 13 you disclose that Orange will prepare its consolidated financial statements in accordance with IFRS as adopted by the IASB. Please clarify on page 163 whether you will use IFRS as adopted by the European Union or as adopted by the IASB for US reporting purposes. If you will use IFRS as adopted by the European Union for all reporting purposes, please revise the notes to the pro forma financial information to disclose any differences between IFRS as adopted by the European Union and IFRS as published by the IASB that are expected to exist with respect to Orange financial statements following the transactions. Alternatively you may disclose these standards are substantially similar. See SEC Release 33-8567.

Notes to Unaudited Pro Forma Condensed Combined Financial Information of Orange, page 168

Note 3 – Reconciliation of Oliver IFRS to US GAAP Presentation, page 171

5.   It is not clear from the disclosure on pages 172 and 173 how the reclassification adjustments to present Olive's IFRS operating results in accordance with CCE's US GAAP presentation were determined for either period presented. For example, it is not clear how Olive's IFRS (as reported) results were reclassified to arrive at the "Reclassified Olive IFRS" amounts for cost of sales and selling, delivery and administrative expenses. Please revise to include footnote disclosures explaining how these reclassified amounts were determined.

Note 5 – Accounting Policies and Reclassifications, page 176

6.   We note on page 217 that you disclose Black records bottle deposits charged to customers as revenue. Please tell us if this is consistent with CCE's accounting policy for bottle deposits. If it is not consistent, please tell us the amount of deposits Black recognized as revenue in each of the periods presented and indicate whether it will be recorded as a pro forma adjustment in the amended filing.

Note 7 - Preliminary Pro Forma Adjustments, page 178

7.   (E) Franchise license intangible assets- Given the significance of the fair value adjustments recognized for the estimated preliminary fair value of the franchise license intangibles acquired, please explain in the notes to the financial statements the method(s) and significant assumptions that were used to estimate the fair values of these intangible assets. Also, please explain your basis for your conclusion that the identifiable intangible assets of both Olive and Black have indefinite lives as disclosed on page 182. It is unclear why these intangibles would have indefinite lives when the disclosure on page 207 indicates that Olive's bottling rights include stated expiration dates and the disclosure on page 214 indicates that Black's product bottling and distribution agreement has a 10-year term extending through August 31, 2017 and contains the right for Black to request a 10-year renewal.

8.   The disclosures included on pages F-102 and F-103 of Black's financial statements indicate that a significant portion of its revenues and receivables are due to sales to a limited number of customers. Given this factor, please explain why you do not believe you will be required to recognize any definitive lived intangible assets such as customer relationship intangibles in connection with the Black merger transaction.

9.   (J) Debt - The disclosure on page 181 indicates that Black's existing current portion of debt of $403 million will be repaid using a combination of Black's existing cash on hand and a capital contribution from TCCC prior to the completion of the transactions. As footnote (A) indicates that $131 million is being repaid with cash on hand, please revise the notes to the pro forma financial information to disclose the amount of the capital contribution that will be received from TCCC to repay Black's debt and explain where the related pro forma adjustment has been included in the pro forma balance sheet.

10.   (L) Shareholders' equity – Based on the disclosures provided on page 181, it is unclear how you calculated the adjustments to common stock and ordinary shares for the shares to be issued to Olive of $92 and for the shares to be issued to Black of $48. Please provide us with your computations of these components of the pro forma adjustment to common shares as part of your response.

11.   (L) Shareholders' equity – Based on the number of CCE shares outstanding at October 2, 2015 as reflected in this entity's quarterly report on Form 10-Q for the period then ended

of approximately 227 million shares, and the cash consideration per share to be paid to the CCE shareholders of $14.50 per share, it is not clear how the adjustment to APIC for the cash consideration to be paid to the CCE shareholders of $(3,330) was determined. Please revise footnote (L) to explain in further detail how this component of the pro forma adjustment to APIC was determined. Also, please explain why the amount of this adjustment to APIC does not agree to the adjustment for the cash consideration paid to CCE Shareholders of $(3,291) as reflected in footnote (A) on page 178.

(q) Basic and diluted earnings per share, page 184

12.   In your computation of the pro forma adjustment to shares issued and outstanding for purposes of basic and diluted earnings per share, you include an adjustment for both the Orange Shares to be issued and outstanding to CCE and for the existing shares of CCE common stock outstanding each period. Given that one Orange share is being issued for each CCE common share in connection with the merger, it is not clear why the amounts referenced above are not the same for all periods presented. Please explain how you determined the number of Orange shares to be issued and outstanding to CCE for purposes of your basic and diluted earnings per share computations for all periods presented.

Accounting Treatment Of The Merger, page 193

13.   You disclose on page 193, that for purposes of the proxy statement/prospectus, the Combination has been accounted for using the acquisition method of accounting for business combinations under U.S. GAAP with CCE treated as the accounting acquirer. Please revise Note 1 to the pro forma information on page 168 to disclose that CCE will be treated as the accounting acquirer and to explain your basis for treating CCE as the accounting acquirer. Refer to the guidance outlined in ASC 805-10-25-4 and 805-10-25-5 and 805-10-55-10 through 805-10-55-15.

Certain U.S. Tax Consequences…, page 196

14.   Investors are entitled to rely upon your disclosure regarding the material tax consequences of the transaction, therefore, please remove the disclaimer in the second paragraph that the discussion does not constitute tax advice.

U.S. Federal Income Tax consequences of the Merger to CCE Shareholders, page 200

15.   We note your statement that "[t]he Merger is intended to qualify as a "reorganization" within the meaning of section 368(a) of the Code …." Please revise the disclosure in this section to clearly state the opinion of counsel as to the federal income tax consequences of the merger to the CCE shareholders.

The Business of Olive, page 207

16.   Please clarify in the Introduction section that the 131 million size of the consumer market
        for Olive includes 74 million tourists.

Board of Directors of Orange, page 220

17.   Please provide required disclosure under Item 18(a)(7) of Form F-4 for Isabela Perez
        Nivela as she appears to be a director of Orange, or advise.

Executive Compensation, page 231

18.   Please provide updated compensation disclosure for the last full financial year as required
        by Item 6.B of Form 20-F.

Legal Matters, page 259

19.   Please add disclosure that the material U.S. Federal Income Tax consequences of the
        merger have been passed upon by Sutherland Asbill & Brennan LLP.

Financial Statements

Coca-Cola Iberian Partners, S.A. and Subsidiaries, Condensed Interim Consolidated Financial
Statements for the nine months period ended September 30, 2015, page F-2

20.   On page F-3 the financial statements for the year ended December 31, 2014 have been
        labeled as unaudited. On page F-20 the independent auditor's report indicates the period
        has been audited. Please explain the discrepancy or revise and remove the label as
        unaudited on page F-3.

21.   Please confirm whether the 2013 financial statements represents either a twelve or seven
        month period. If the 2013 fiscal period is less than a twelve month fiscal year please
        revise the audit report to clearly describe the period of time presented as the year ended
        2013. Also revise any instances in the financial statements and the rest of the document
        where 2013 may be referred to as a full fiscal year.

Coca-Cola Erfrischungetranke Aktiengesellschaft, page F-93

22.   Please explain your basis for providing the unaudited 2012 statements of operations,
        comprehensive income, shareowners' equity and cash flows along with the audited
        financial statements. Also, given that the expected purchase price for this entity as
        disclosed on page 177 of the F-4 appears to exceed 50% of CCE's total assets as of the
        end of its most recent fiscal year, please explain how you determined that only two years

of audited financial statements for this entity were required pursuant to the instructions to Form F-4 and Rule 3-05 of Regulation S-X.

Note 9. Subsequent Events, page F-122

23.   Your disclosure indicates that you reconsidered the useful lives of certain sizes of refillable bottles and crates based on plans to exit the German refillable business of certain bottle sizes during 2016 and concluded that the useful lives of these assets, which had a carrying value of $65.9 million at December 31, 2014, would be reduced. Please revise the notes to the financial statements to include the disclosures outlined in ASC 250-10-50-4 with respect to this change in estimate.

Part II

Exhibits and Financial Statement Schedules, page II-1

24.   Your exhibit index appears to omit numerous agreements that it appears will be material to Orange following the business combination. Please tell us the basis on which you determined that you need not include such agreements as exhibits in the exhibit index. As examples, we note the material contracts disclosed in Coca-Cola Enterprises, Inc. annual report on Form 10-K filed February 12, 2015.

Undertakings, page II-2

25.   Please include the undertaking required by Item 512(h) of Regulation S-K.

Signatures

26.   The registration statement shall be signed by each of the officers set forth in Instruction 1 to the signature section of Form F-4. Please identify each capacity in which the registration statement is being signed and revise accordingly.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Brian McAllister, Staff Accountant, at (202) 551-3341 or Linda Cvrkel, Senior Staff Accountant, at (202) 551-3813 if you have questions regarding comments on the financial statements and related matters. Please contact Ruairi Regan at (202) 551-3269 or David Link at (202) 551-3356 if you have any other questions.

Sincerely,

/s/ David Link for

John Reynolds
Assistant Director
Office of Beverages,
Apparel and Mining

cc: Helene R. Banks, Esq.
        Cahill Gordon & Reindel LLP